

February 24, 2011

Ms. Wang Li
President
Zhong Sen International Tea Company
14th Floor Guo Fang Building
No. 68 Wu Yi Road
Kunming City, Yunnan Province
P. R. China

> **Re: Zhong Sen International Tea Company**
> **Form 10-K for Fiscal Year Ended May 31, 2010**
> **Forms 10-Q for Fiscal Quarters Ended**
> **August 31, 2010 and November 30, 2010**
> **File No. 000-54163**

Dear Ms. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2010

1. Our records show your file number as 000-54163 rather than 000-1434601 that appears on the cover page. Please revise to include the correct file number.

Item 8. Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting Policies and Organization, page F-6

2. Please tell us and revise to include your accounting policy for evaluating your intangible asset for impairment. Refer to FASB ASC 235-10-50.

3. We note your principal offices are in China and your operations were derived from an agreement with a company located in China. Please advise us and revise your disclosure to indicate whether both your functional and reporting currency is US dollar and why. Please also provide disclosure required of any foreign currency matters, as applicable. Refer to FASB ASC 830.

4. Please revise to provide the segment enterprise-wide disclosure as required by FASB ASC 280-10-50-41.

5. Please revise your disclosure to separately describe the type, nature and terms of the revenue-generating transactions with respect to each service; and, the specific revenue recognition policy including the manner in which you recognize revenue. Refer to FASB ASC 235-10-50 for additional guidance.

Note 2 – Sales and Marketing Agreement With Related Party, page F-7

6. We note the marketing agreement filed as Exhibit 10.1 within Form 8-K dated August 29, 2008 reflects your agreement with Yunnan Zhongsen Forest Co., Ltd. not Yunnan Zhongsen Group, Ltd. ("YZG") as disclosed. Please explain to us and revise your disclosure to explain this discrepancy.

7. Please explain to us and revise to clearly disclose how you determined the value of the transaction. We note your reference to the most recent cash offering price of your stock however it is not clear how the cash price relates to measurement based on either the cost to the acquiring entity or the fair value of the assets acquired, whichever is more clearly evident and more reliably measurable. Refer to FASB ASC 805-50-30-2.

8. You disclose that you issued 49,900,000 shares of common stock in exchange for the sales and marketing agreement with YZG. Please explain to us the relationship between YZG and the 4,200 shareholders to whom the stock was issued.

9. You disclose an impairment loss of $379,000 for the fiscal year ended May 31, 2009. Please revise to disclose the facts and circumstances leading to the impairment and the method used for determining fair value as required by FASB ASC 350-30-50-3.

10. Please revise to include the terms of the Sales and Marketing Agreement including, but not limited to, the length of time of the agreement, renewal options and your obligations under the agreement.

11. Please tell us if you and YZG are under common ownership or management. If so, please further advise us of the ownership interests of YZG and also name its officers and directors. In this regard, you should expand your disclosure to explain more fully the nature of your relationship with YZG. Refer to FASB ASC 850-10-50.

Note 4. Consulting Agreements

12. Tell us and disclose the nature of the monthly consulting and management services you received from EverAsia Consultant Co. Ltd.

Item 9A(T). Controls and Procedures

13. It appears you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

14. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

15. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

16. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

17. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

18. We note you do not have a separately created audit committee. Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio at 202-551-3202 if you have any questions. In her absence you may contact me at (202) 551-3377.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Gregg Jaclin, Esq.